                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                            (Amendment No.    1     )*
                                          ---------

                                META Group, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  591002 10 0
           --------------------------------------------------------
                                 (CUSIP Number)

                               Elizabeth V. Toner,
                                    JMI, Inc.
                              12680 High Bluff Dr. #200
                                San Diego, CA 92130
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 June 15, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 1 Pages

CUSIP No. 591002 10 0                13D                 Page 2 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Equity Fund IV, LP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 3 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Equity Fund IV (AI), LP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 4 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Euro Equity Fund IV, LP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 5 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Associates IV, LP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 6 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Equity Side Fund, LP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 7 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     JMI Side Associates, LLC
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     PN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 8 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Charles E. Noell III
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           6,269
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           6,269
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 9 of 14 Pages
          -----------                                        ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Harry S. Gruner
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power            55,714
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power            55,714
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 10 of 14 Pages
          -----------                                         ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Paul V. Barber
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power           0
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power           0
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 591002 10 0                13D                 Page 11 of 14 Pages
          -----------                                         ---   ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     Bradford D. Woloson
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             2,050
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power           719,424
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             2,050
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power           719,424
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     783,457
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.66%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------


                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                                          Page 12 of 14 Pages
                                                               ---   ---

ITEM 1. This Schedule 13-D is filed with the Securities and Exchange Commission with respect to the Common Stock of META Group, Inc. The principal office of the company is 208 Harbor Drive, P.O. Box 120061, Stamford, CT 06912-0061 US.

         Identity and Background:


                  (1a) This Schedule 13-D is filed on behalf of JMI Equity Fund IV, LP "Fund IV", JMI Equity Fund IV -AI-, LP "AI", JMI Euro Equity Fund IV, LP "Euro", JMI Associates IV, LLC "Associates", JMI Equity Side Fund, LP "Side Fund", JMI Side Associates, LLC "Side Associates", Harry S. Gruner, Charles E. Noell III, Paul V. Barber, and Bradford D. Woloson.

                   Fund IV, AI, Euro, Associates, Side Fund, and Side Associates are Delaware partnerships with their principal office located at 12680 High Bluff Drive #200, San Diego, CA 92130.

ITEM 2. Harry S. Gruner sits on META Group's board of directors and is a General Partner at JMI Equity Fund. Charles E. Noell, Paul V. Barber, and Bradford D. Woloson are General Partners at JMI Equity Fund and share in the right to direct the vote. Each of the General Partners listed is a United States citizen.


          During the last five years none of the parties listed above (1a) has been convicted in a criminal proceeding.

                   During the last five years none of the above (1a) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order: enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

                                                          Page 13 of 14 Pages
                                                               ---   ---

          Source and Amount of Funds or Other Consideration:


                  Fund IV, AI, Euro and Side Fund obtained 719,424 shares of Common Stock as a result of a private purchase for $2,000,000 in cash.


ITEM 3. Harry S. Gruner currently holds 37,500 shares of common stock in the form of non-employee stock options, of which all 37,500 shares are vested. In addition, Mr. Gruner holds 18,214 shares of common stock obtained as a result of a JMI Equity Fund, L.P. common stock distribution.


         Bradford D. Woloson obtained 2,050 shares through an over the counter purchase at market value.


         Charles E. Noell III obtained 6,269 shares as a result of a JMI Equity Fund, L.P. common stock distribution.


         Purpose of Transaction:


ITEM 4. On June 15, 2001 META Group, Inc. and Fund IV, AI, Euro, and Side Fund entered in to a Common Stock Purchase and Sale Agreement, whereby an aggregate 719,424 shares were purchased. The shares were purchased as an equity investment in the interest of the limited partners within each respective partnership.


ITEM 5.   Interest in Securities of the Issuer

         (a)      Amount and percentage beneficially owned:

                  (1) An aggregate 783,457 shares are beneficially owned by parties stated in Item 1.

                  (2)      The aggregate amount represents 6.66% of the class.

                  (3) Fund IV is deemed to have shared voting and dispositive power for 719,424 shares. Fund IV disclaims beneficial ownership of 40,024 shares held by AI, 161,389 shares held by Euro, 12,590 shares held by Side Fund.

                           AI, Euro, and Side Fund disclaim beneficial ownership of 505,421 shares held by Fund IV.

                           Harry S. Gruner is deemed to have shared voting and dispositive power for 719,424 shares as general partner of the partnerships, and sole voting and dispositive power for 55,714 personally held shares.

                           Charles E. Noell III is deemed to have shared voting and dispositive power for 719,424 shares as general partner of the partnerships, and sole voting and dispositive power for 6,269 personally held shares.

                           Bradford D. Woloson is deemed to have shared voting and dispositive power for 719,424 shares as general partner of the partnerships, and sole voting and dispositive power for 2,050 personally held shares.

                           Harry S. Gruner, Charles E. Noell III and Bradford D. Woloson disclaim beneficial ownership of 719,424 shares except in the case

                                                          Page 14 of 14 Pages
                                                               ---   ---

                           of any pecuniary interest therein.

         (b)      1.       Fund IV - Sole Voting Power:0 Sole Dispositive: 0
                           Shared Voting Power: 719,424 Shared Dispositive
                           Power: 719,424

                  2. AI - Sole Voting Power: 0 Sole Dispositive Power: 0 Shared Voting Power: 719,424 Shared Dispositive
                           Power: 719,424

                  3. Euro - Sole Voting Power: 0 Sole Dispositive Power: 0 Shared Voting Power: 719,424 Shared Dispositive
                           Power: 719,424

                  4.       Side Fund - Sole Voting Power: 0 Sole Dispositive
                           Power: 0 Shared Voting Power: 719,424 Shared
                           Dispositive Power: 719,424

                  5. Harry S. Gruner - Sole Voting Power: 55,714 Sole Dispositive Power: 55,714 Shared Voting Power:
                           719,424 Shared Dispositive Power: 719,424

                  6. Charles E. Noell III - Sole Voting Power: 6,269 Sole Dispositive Power: 6,269 Shared Voting Power: 719,424 Shared Dispositive Power: 719,424

                  7. Bradford D. Woloson - Sole Voting Power: 2,050 Sole Dispositive Power: 2,050 Shared Voting Power: 719,424 Shared Dispositive Power: 719,424

                  8. Paul V. Barber - Sole Voting Power: 0 Sole Dispositive Power: 0 Shared Voting Power: 719,424 Shared Dispositive Power: 719,424

                  9.       Associates IV - Sole Voting Power: 0 Sole Dispositive
                           Power: 0 Shared Voting Power: 719,424 Shared
                           Dispositive Power: 719,424

                  10. Side Associates - Sole Voting Power: 0 Sole Dispositive Power: 0 Shared Voting Power: 719,424 Shared Dispositive Power: 719,424

         (c)      N/A

         (d)      N/A

         (e)      More than 5% owner

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A


ITEM 7.  Material to Be Filed as Exhibits
None


                                   AGREEMENT


         Pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing information required by Schedule 13D needs to be filed with respect to the ownership by each of the undersigned of shares of capital stock of META Group, Inc.


Dated:  June 25, 2001


/s/ Charles E. Noell III                            /s/ Charles E. Noell III
--------------------------                          ------------------------
  JMI Equity Fund IV, LP                            JMI Equity Side Fund, LP


/s/ Charles E. Noell III                            /s/ Charles E. Noell III
------------------------                            ------------------------
JMI Equity Fund IV (AI), LP                         JMI Side Associates, LLC


/s/ Charles E. Noell III                            /s/ Paul V. Barber
-------------------------                           ------------------
JMI Euro Equity Fund, LP                            Paul V. Barber


/s/ Charles E. Noell III                            /s/ Bradford D. Woloson
------------------------                            -----------------------
JMI Associates IV, LLC                              Bradford D. Woloson


/s/ Harry S. Gruner                                 /s/ Charles E. Noell III
-------------------                                 ------------------------
Harry S. Gruner                                     Charles E. Noell III


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.